UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2022
Commission File Number: 001-40692

Riskified Ltd.

(Translation of the registrant's name into English)
Riskified Ltd.
Europe House
Sderot Sha’ul HaMelech 37
Tel Aviv-Yafo, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On November 9, 2022, Riskified Ltd. issued a press release titled "Riskified Reports Strong 20% Year-over-Year Growth, Fueled by Key New Merchant Wins and Ongoing Momentum in Tickets and Travel." The Company will hold a conference call regarding such results today, November 9, 2022, at 8:30am Eastern Time. A copy of the press release is furnished as Exhibit 99.1 hereto.

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

The U.S. GAAP financial information contained in the (i) consolidated balance sheets, (ii) consolidated statements of operations and (iii) consolidated statements of cash flows included in the press release attached as Exhibit 99.1 to this Report on Form 6-K and the information set forth under “Legal Proceedings” below are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-258461 and 333-265150).

Legal Proceedings

In May 2022, a putative securities class action complaint was filed in federal court in the United States by Company shareholders against the Company, certain of the Company’s current and former officers and directors, and its underwriters alleging violations of the Securities Act in connection with the Company’s IPO-related disclosures, and seeking unspecified damages. The lawsuit is captioned In re Riskified Ltd. Securities Litigation, 22 Civ. 3545 (DLC) (S.D.N.Y.). The Company moved to dismiss the complaint on October 28, 2022, and briefing on the motion remains ongoing. The Company believes the lawsuit is without merit and intends to defend the case vigorously. As of the date of issuance of these financial statements, the Company is unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in this case and an estimated liability has not been recorded in the Company's financial statements.

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press Release of Riskified Ltd., dated November 9, 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Riskified Ltd.
(Registrant)

	By:	/s/ Eido Gal
Date: November 9, 2022	Name:	Eido Gal
	Title:	Chief Executive Officer